Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

January 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	Fundrise Real Estate Interval Fund, LLC (the “Fund”)
File Numbers: 333-231940 and 811-23448

Dear Ms. Hamilton:

On behalf of the Fund, a Delaware limited liability company, we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on January 4, 2024 relating to the Fund’s (i) December 31, 2022 annual report, which was filed with the SEC on Form N-CRS on February 28, 2023 (the “2022 Annual Report”), and its (ii) May 1, 2023 registration statement, which was filed with the SEC on Form N-2 on April 28, 2023 (the “2023 Registration Statement”). A summary of the Staff’s comments, along with the Fund’s responses, is set forth below.

1.             Comment: The Staff identified that the Fund used the incorrect tag for the ‘Other Expenses’ line item of the Summary of Fund Expenses table within the Fund’s prospectus filed with the 2023 Registration Statement. “Other Expenses” should use the tag “cef:OtherAnnualExpensePercent”. The tag which was used, “cef:OtherAnnualExpense1Percent”, is intended to be used by sub-captions of other expenses. Going forward please utilize appropriate taxonomy and tags for items to be tagged within the document.

Response: The Fund will use the correct tag in future filings.

2.             Comment: With respect to the 2022 Annual Report, the Staff notes the investments in affiliates table on page 15 has not been categorized by majority-owned subsidiaries, controlled investments and other affiliates in accordance with Regulation S-X, Rule 12-14, fn. 1(a). Please categorize the table as such in future filings.

Response: The Fund will categorize the affiliated investments by majority-owned subsidiaries, controlled investments and other affiliates within the investments in affiliates table in future filings.

Ms. Hamilton

January 26, 2024

3.             Comment: The Staff notes that according to the Statements of Changes in Net Assets within the 2022 Annual Report, the Fund had a return of capital distribution.

a.	Please confirm that there is no reference to yield or dividend when describing distributions that may contain return of capital distribution in the marketing materials, financial statement disclosures and/or website disclosures as those terms may be misinterpreted as income. Please reference AICPA Audit Risk Alert Investment Companies, Industry Developments, from 2008 and 2009, paragraph .26.

b.	Please confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital per Section 19(a) of the Investment Company Act of 1940. Please reference the IM- “Dear CFO” Letter 2019-02 (November 22, 2019).

Response:

a.	When referencing distributions from the Fund in any marketing materials, financial statement disclosures and/or website disclosures, the Fund includes disclosure that the distribution may constitute a return of capital. The Fund does not reference yield when describing distributions. The Fund previously used dividend in a few places on the Fund website; however, the website contains the following disclosure: “The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.” The Fund does not believe its previous references to dividends were misleading; however, to address this comment, we have updated the website to change any “dividend” references to “distribution”.

b.	In accordance with Section 19(a) of the Investment Company Act of 1940, the Fund provides a written statement of the estimated source of distributions concurrently with the quarterly distributions payments throughout the year. Each notice for the distributions which made up the return of capital disclosed on the Statements of Changes in the Annual Report noted that the source of the distributions was estimated to be 100% return of capital.

4.             Comment: The Staff notes that Form N-CSR was updated in January of 2022 and the updated form includes Item 4(i) and 4(j). The Fund’s 2022 Annual Report did not contain responses to these items. Please provide answers to these items in correspondence and confirm that all items of Form N-CSR will be responded to going forward.

Response: The Fund confirms that the answers to Item 4(i) and 4(j) are “N/A” for the period covered by the 2022 Annual Report. The Fund will include answers to all required items of Form N-CSR in future Form N-CSR filings.

Ms. Hamilton

January 26, 2024

5.             Comment: Item 2 of the 2022 Annual Report does not address whether there were any amendments to the Code of Ethics as required by Item 2 (c) of Form N-CSR. Please supplementally confirm within the comment response and disclose going forward.

Response: The Fund confirms that there were no amendments, during the period covered by the 2022 Annual Report, to a provision of its code of ethics that applies to the Fund’s principal executive officer or principal financial officer that relates to any element of the code of ethics definition enumerated in paragraph (b) of Item 2 of Form N-CSR. The Fund will include disclosure of whether there have been any amendments as required by Item 2(c) of Form N-CSR in future Form N-CSR filings.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Lauren Stuntebeck, Senior Director, Accounting, Fundrise Advisors, LLC
Alison Staloch, Chief Financial Officer, Fundrise Advisors, LLC
Matthew McHugh, Senior Accounting Manager, Fundrise Advisors, LLC
Michelle A. Mirabal, Chief Compliance Officer and Secretary of the Fund